Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser. If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser. Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857) CHANGE OF AUDITORS AND THE AUTHORIZATION TO THE BOARD TO DETERMINE THEIR REMUNERATION ELECTION AND APPOINTMENT OF SUPERVISORS AMENDMENTS TO THE ARTICLES OF ASSOCIATION GENERAL MANDATE TO ISSUE BONDS GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF AGM IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE CHANGE OF AUDITORS AND THE AUTHORIZATION TO THE BOARD TO DETERMINE THEIR REMUNERATION, ELECTION AND APPOINTMENT OF SUPERVISORS, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, GENERAL MANDATE TO ISSUE BONDS AND GENERAL MANDATE TO ISSUE SHARES, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE AGM. A notice convening the AGM to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 23 May 2013 at 9 a.m. is set out on pages 12 to 20 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish. 3 April 2013

TABLE OF CONTENTS Page DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 LETTER FROM THE BOARD. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 INTRODUCTION . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 CHANGE OF AUDITORS AND THE AUTHORIZATION TO THE BOARD TO DETERMINE THEIR REMUNERATION . . . . . . . . . . 4 ELECTION AND APPOINTMENT OF SUPERVISORS . . . . . . . .. . . . . . . . . . . 4 AMENDMENTS TO THE ARTICLES OF ASSOCIATION . . . . . . . . . . . . . . . . 5 GENERAL MANDATE TO ISSUE BONDS . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 GENERAL MANDATE TO ISSUE SHARES. . . . . . . . . . . . . . . . .. . . . . . . . . . . 9 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10 RECOMMENDATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 VOTES TO BE TAKEN BY POLL .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 NOTICE OF ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 – i –

DEFINITIONS In this circular, unless the context requires otherwise, the following expressions have the following meanings: “ADS(s)” the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 100 H Shares “AGM” the annual general meeting of the Company to be held at 9 a.m. on 23 May 2013 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC “AGM Notice” the notice of the AGM as set out on pages 12 to 20 of this circular “Articles of Association” the articles of association of the Company “A Share(s)” the domestic shares issued by the Company to domestic investors and denominated in RMB “Board” the board of Directors of the Company “CNPC” (China National Petroleum Corporation) “Company” or “the Company” (PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares are listed on the Shanghai Stock Exchange “CSRC” China Securities Regulatory Commission ( ) “Director(s)” the director(s) of the Company “Group” the Company and its subsidiaries “Hong Kong” the Hong Kong Special Administrative Region of the PRC – 1 –

DEFINITIONS “H Share(s)” the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the underlying ADS(s) representing H Share(s) “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited “PRC” the People’s Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan “RMB” the lawful currency of the PRC “Share(s)” shares of the Company, including the A Share(s) and the H Share(s) “Shareholder(s)” holder(s) of Shares of the Company “Stock Exchange” The Stock Exchange of Hong Kong Limited “Supervisor(s)” the supervisor(s) of the Company “Supervisory Committee” The supervisory committee of the Company – 2 –

LETTER FROM THE BOARD PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857) Board of Directors: Zhou Jiping (Vice Chairman and performing the duties and powers of the Chairman) Li Xinhua Liao Yongyuan Wang Guoliang Wang Dongjin Yu Baocai Ran Xinquan Liu Hongru* Franco Bernabè* Li Yongwu* Cui Junhui* Chen Zhiwu* Legal Address: World Tower 16 Andelu Dongcheng District Beijing 100011 PRC Office Address: 9 Dongzhimen North Street Dongcheng District Beijing 100007 PRC * Independent non-executive Directors 3 April 2013 To the Shareholders Dear Sirs CHANGE OF AUDITORS AND THE AUTHORIZATION TO THE BOARD TO DETERMINE THEIR REMUNERATION ELECTION AND APPOINTMENT OF SUPERVISORS AMENDMENTS TO THE ARTICLES OF ASSOCIATION GENERAL MANDATE TO ISSUE BONDS GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF AGM INTRODUCTION The purpose of this circular is to provide you with information regarding change of auditors and the authorization to the Board to determine their remuneration, election and appointment of Supervisors, amendments to the Articles of Association, general mandate to issue bonds and general mandate to issue Shares, in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM. – 3 –

LETTER FROM THE BOARD CHANGE OF AUDITORS AND THE AUTHORIZATION TO THE BOARD TO DETERMINE THEIR REMUNERATION The Company is a subsidiary of CNPC, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council. According to the relevant regulations issued by the Ministry of Finance of the PRC and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC Zhong Tian”) and PricewaterhouseCoopers (“PwC”) will retire as the domestic and international auditors of the Company with effect from the close of the AGM and will not offer themselves for re-appointment due to the SASAC Rotation Requirements. The Supervisory Committee, as proposed by the audit committee of the Board, resolved to appoint KPMG Huazhen and KPMG as the Company’s domestic and international auditors respectively for the year 2013. We hereby recommend the Shareholders to approve (1) the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2013; and (2) the grant of authorization to the Board to determine the auditors’ remuneration for the year 2013. ELECTION AND APPOINTMENT OF SUPERVISORS Mr. Sun Xianfeng, one of the Supervisors of the Company, will resign from his office due to age, with effect from the date of the AGM. In addition, there is a vacancy in the independent Supervisors of the Company. Mr. Li Qingyi and Mr. Fan Fuchun have been nominated as the Supervisor and the independent Supervisor of the Company, respectively, effective from the date of approval of the nomination by the Shareholders at the AGM until the conclusion of the current term of the Supervisory Committee. We hereby recommend the Shareholders to approve to authorise the Board to determine, upon the candidates for the new Supervisor and the new independent Supervisor being approved at the AGM, their respective remuneration by reference to their terms of reference and their respective duty and responsibilities in the Company and to handle all other related matters. The biographical details of the new Supervisor and the independent Supervisor are as follows: Li Qingyi, aged 52, is currently General Manager of Audit Department of the Company. Mr. Li is a senior accountant and holds a master’s degree in economics. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Li was Chief Accountant of ? (Jinxi Oil Refinery) from June 1999, Deputy General Manager and Chief Accountant of (Jinxi Petrochemical) from October 1999, Director of the M & A – 4 –

LETTER FROM THE BOARD Department for CNPC from November 2000, General Manager of () (Equipment & Supplies (Group) Company) from April 2007, General Manager of (CNPC Equipment Manufacturing Branch Company) from December 2007 and Director (from September 2010) and concurrently Party Secretary (from August 2011) of (CNPC Auditing Services Centre). Fan Fuchun, aged 64, holds a master’s degree in business administration. He has nearly 20 years of working experience in the financial industry. Mr. Fan was previously Director of the Business Management Office of (Beijing Tooling Factory), Director of the System Reform Office of (Beijing No.1 Light Industry Bureau) and Vice Director of Economic Department of (China Federation of Industry and Commerce). Mr Fan was Director of Listed Companies Regulatory Division of CSRC from 1993, Vice Chairman and Party Committee Member of CSRC from 1997, Vice Party Secretary and Vice Chairman of CSRC from 2002 and Member of the Economic Committee of the 11th Chinese People’s Political Consultative Conference from 2008. Mr. Fan is currently Honorary President of Shanghai Futures and Derivatives Research Institute and Chairman of the Board of Strategy, Member of the Shenzhen-Hong Kong Cooperation Advisory Committee in Qianhai and Visiting Professor of Hunan University. Mr. Fan does not hold any position with the Group. Neither Mr. Li Qingyi nor Mr. Fan Fuchun has held any directorship in any listed companies in the past three years. Save as disclosed above, neither Mr. Li nor Mr. Fan has any relationship with any directors, supervisors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholder (as defined in the Listing Rules) of the Company. As at the date of this circular, each of Mr. Li and Mr. Fan does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed above, so far as the Board is aware, there are no matters in relation to the appointment of Mr. Li and Mr. Fan as the Supervisor and the independent Supervisor of the Company, respectively, that need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules. AMENDMENTS TO THE ARTICLES OF ASSOCIATION In order to better cope with the changes in the business scope of the Company and the actual needs of its production and operation, we hereby recommend the Shareholders to approve certain amendments to Article 10 of the Articles of Association set out as follow: Original article: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with – 5 –

LETTER FROM THE BOARD food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production and sale of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale of lubricating oil, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. Revised article after the proposed amendments: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skidmounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of – 6 –

LETTER FROM THE BOARD materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. In order to specify (i) the decision-making and modification procedures in respect of the profit distribution policy and (ii) the cash dividends payment conditions and methods of the Company, we hereby recommend the Shareholders to approve certain amendments to Article 162 of the Articles of Association set out as follow: Original article: Article 162. The Company may distribute dividends in the form of: (1) cash; (2) shares; (3) other forms permitted by laws or regulations. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. – 7 –

LETTER FROM THE BOARD Revised article after the proposed amendments: Article 162. (1) The Company shall give full consideration to the reasonable investment returns for its investors and seek to protect the long-term interests of the Company, the overall interests of all of its shareholders as well as sustainable development of the Company itself. It shall also strive to maintain the consistency and stability of its policy on distribution of profits. (2) The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment. (3) The Company shall pay cash dividends for the year in which both the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. (4) If, for any special reason, the Company will have to revise or modify the profit distribution policy as provided in (2) and (3) under this article, any such revision or modification, having been appraised by independent directors of the Company, shall be adopted by the Board of Directors prior to consideration for approval at a shareholders’ meeting. The general meeting shall be held in such a manner which satisfies the regulatory requirements of the jurisdiction in which the Company is listed. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. GENERAL MANDATE TO ISSUE BONDS In order to satisfy operational and production needs, adjust debt structure, increase liquidity and reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument. – 8 –

LETTER FROM THE BOARD The Board proposes to the Shareholders to generally and unconditionally authorise the Board at the AGM, to make specific arrangements with respect to the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, asset securitisation products and asset-backed securities, with outstanding balance of not more than RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years (the “Bond Issue Mandate”). The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the specific needs of the Company. The outstanding balance after the issuance of the debt financing instruments under the Bond Issue Mandate shall not be more than RMB100 billion. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board and/or its authorized representatives based on the market condition and issuance issues. The debt financing instruments may be issued with the maturity not exceeding 30 years (inclusive), either under a single category with fixed term or a portfolio with different maturities. The Board and/or its authorized representatives is authorised to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The period of the Bond Issue Mandate starts from the passing of this special resolution at the AGM until the conclusion of the 2014 annual general meeting of the Company. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtained approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration. GENERAL MANDATE TO ISSUE SHARES At the annual general meeting of the Company held on 23 May 2012, a general mandate was given to the Board to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and the relevant proposals and agreements in respect of selling shares or share options and conversion rights thereof, of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “Share Issue Mandate”). The Board has no present intention to issue any new Shares pursuant to the Share Issue Mandate and the Company did not obtain any other special mandate to issue new Shares in the past 12 months except the existing general mandate. The Company shall obtain the approval of the CSRC for any issue of new securities under the Share Issue Mandate. – 9 –

LETTER FROM THE BOARD The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate. However, notwithstanding the Directors have been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations. ANNUAL GENERAL MEETING An AGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 23 May 2013 at 9 a.m. to approve, among other things, proposed amendments to the Articles of Association, the proposed Bond Issue Mandate and the proposed Share Issue Mandate by way of special resolutions, and the proposed change of auditors and the authorization to the Board to determine their remuneration and proposed election and appointment of Supervisors by way of ordinary resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular. The AGM Notice is set out on pages 12 to 20 of this circular. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period. Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 14 May 2013 (Tuesday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 23 April 2013 to 23 May 2013 (both days inclusive), during which period no share transfer of H Shares will be registered. The Articles of Association provide that the Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall, within five days from the Reply Date, inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement. The AGM may be convened after the publication of such announcement. You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so. – 10 –

LETTER FROM THE BOARD RECOMMENDATIONS The Directors believe that the proposed change of auditors and the authorization to the Board to determine their remuneration, election and appointment of Supervisors, amendments to the Articles of Association, Bond Issue Mandate and Share Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice. VOTES TO BE TAKEN BY POLL In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll. Yours faithfully, By order of the Board PetroChina Company Limited Zhou Jiping Vice Chairman and President (performing the duties and powers of the Chairman) – 11 –

NOTICE OF ANNUAL GENERAL MEETING PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857) NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2012 NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2012 will be held at 9 a.m. on 23 May 2013 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters: ORDINARY RESOLUTIONS To consider and, if thought fit, to pass the following as ordinary resolutions: 1. To consider and approve the Report of the Board of the Company for the year 2012; 2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2012; 3. To consider and approve the Audited Financial Statements of the Company for the year 2012; 4. To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2012 in the amount and in the manner recommended by the Board; 5. To consider and approve the authorisation to the Board to determine the distribution of interim dividends for the year 2013; 6. To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2013 and to authorise the Board to determine their remuneration; 7. (a) To consider and approve the election of Mr. Li Qingyi as the Supervisor of the Company; (b) To consider and approve the election of Mr. Fan Fuchun as the independent Supervisor of the Company; – 12 –

NOTICE OF ANNUAL GENERAL MEETING SPECIAL RESOLUTIONS 8. To consider and, if thought fit, to pass the following special resolution: THAT: Certain provisions of the Articles of Association be amended as follow: Original articles: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production and sale of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale of lubricating oil, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. – 13 –

NOTICE OF ANNUAL GENERAL MEETING Article 162. The Company may distribute dividends in the form of: (1) cash; (2) shares; (3) other forms permitted by laws or regulations. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. Revised articles after the proposed amendments: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, – 14 –

NOTICE OF ANNUAL GENERAL MEETING sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. Article 162. (1) The Company shall give full consideration to the reasonable investment returns for its investors and seek to protect the long-term interests of the Company, the overall interests of all of its shareholders as well as sustainable development of the Company itself. It shall also strive to maintain the consistency and stability of its policy on distribution of profits. (2) The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment. (3) The Company shall pay cash dividends for the year in which both the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. (4) If, for any special reason, the Company will have to revise or modify the profit distribution policy as provided in (2) and (3) under this article, any such revision or modification, having been appraised by independent – 15 –

NOTICE OF ANNUAL GENERAL MEETING directors of the Company, shall be adopted by the Board of Directors prior to consideration for approval at a shareholders’ meeting. The general meeting shall be held in such a manner which satisfies the regulatory requirements of the jurisdiction in which the Company is listed. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. 9. To consider and, if thought fit, to pass the following special resolution: THAT: (a) The Board of Directors be and is hereby granted an unconditional general mandate to determine and handle the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors. (b) The Board of Directors be and is hereby authorised to: (i) determine and approve the category, specific varieties, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or method of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ meeting, specific placing arrangements and underwriting arrangements; and (ii) to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ meeting as required by the relevant laws, regulations and the Articles of Association. – 16 –

NOTICE OF ANNUAL GENERAL MEETING (c) The Board of Directors be and is hereby authorised to do all such things as it may consider necessary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bonds holders and handling relevant issues on issue and trading activities). (d) The Board of Directors be and is hereby authorised: (i) to determine whether such debt financing instruments shall be listed, and (ii) where the Board of Directors determines so, to do all such things as it may consider necessary in connection with the listing of such debt financing instruments. (e) Where the Board of Directors has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified. (f) In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations. (g) For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the conclusion of the annual general meeting of the Company for the year 2014. If the Board/or its authorised representative determined the issue within the period of this mandate and the Company obtained approval, permission or registration from relevant authorities, the Company is allowed to complete the issue as far as such approval, permission or registration maintain valid. (h) In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors by reference to the specific needs of the Company and other market conditions, contingent on the passing of sub-paragraphs (a) to (g) of this resolution. (i) For the purpose of information disclosure, the Secretary to the Board of the Company is authorised to approve, sign and distribute relevant announcements, notice of shareholders’ meeting, circulars and other documents based on the applicable listing rules of the stock exchanges on which the shares of the Company are listed. – 17 –

NOTICE OF ANNUAL GENERAL MEETING 10. To consider and, if thought fit, to pass the following special resolution: THAT: (a) The Board of Directors be and is hereby granted an unconditional general mandate to decide and deal with separate or concurrent issuance of domestic shares and overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or price range); the opening and closing time of such issue; the class and number of shares to be issued and allotted to existing shareholders of the Company; and/or to make or grant relevant proposals and agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above. (b) The number of the domestic shares and overseas listed foreign shares issued and allotted or agree conditionally or unconditionally to be issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with paragraph (a) above shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution. (c) During the relevant period of this mandate, the Board of Directors may make or grant relevant proposals or agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above, after the expiry of the relevant period of this mandate. (d) For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period; or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting. (e) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the issuance and allotment, class and number of shares of the Company allotted and issued, as well as the new capital structure and the increased registered share capital of the Company after such issuance and allotment. (f) The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, regulations, rules or listing rules of the stock exchanges on which the shares of the Company are listed and the Articles of Association of the Company. – 18 –

NOTICE OF ANNUAL GENERAL MEETING (g) The Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, and the listing rules of the stock exchange on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained. By Order of the Board PetroChina Company Limited Li Hualin Secretary to the Board 3 April 2013 – 19 –

NOTICE OF ANNUAL GENERAL MEETING Notes: 1. Important: You should first review the annual report of the Company for the year 2012 before appointing a proxy. The annual report for the year 2012 will include the Report of the Board of Directors for the year 2012, the Report of the Supervisory Committee for the year 2012 and the Audited Financial Statements for the year 2012 for review by the shareholders of the Company (the “Shareholders”). The annual report for the year 2012 is expected to be despatched to Shareholders on or before 10 April 2013 to the addresses as shown in the register of members of the Company. 2. The register of members of H Shares of the Company will be closed from Tuesday, 23 April 2013 to Thursday, 23 May 2013 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 14 May 2013 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting. The address of the share registrar of the Company’s H Shares is: Hong Kong Registrars Limited Rooms 1712-1716, 17/F Hopewell Centre, 183 Queen’s Road East, Hong Kong 3. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2012, which is expected to be despatched to the Shareholders on or before 10 April 2013. 4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. 5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period. 6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Thursday, 2 May 2013 by hand, by post or by fax. 7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses. 8. The address of the Secretariat of the Board of Directors is as follows: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC Postal code: 100007 Contact person: Li Hualin Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557 9. As at the date of this notice, the Board of Directors comprises Mr Zhou Jiping as the Vice Chairman and executive Director (performing the duties and powers of the Chairman); Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors. – 20 –